Exhibit 99.2

AIRMEDIA GROUP INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: AMCN)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on 18 July 2013

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of AirMedia Group Inc. (the “Company”) will be held at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027 on 18 July 2013 at 2:00 p.m., local time, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As a special resolution, THAT the Articles of Association of the Company currently in effect be amended by the insertion of a new Article 77A, immediately following existing Article 77 and immediately preceding existing Article 78, as follows:

“77A	The Directors shall be subject to retirement by rotation as follows:

(a)	One-half of the Directors for the time being (or, if the total number of Directors is not a multiple of two, the number nearest to but not less than one-half) shall retire from office and cease to be a Director at the Annual General Meeting held in 2013, and shall be eligible for re- election at such meeting, and any Director so re-elected shall serve a term of office which shall expire on 31 July 2015.

(b)	Every Director who does not retire by rotation at the Annual General Meeting held in 2013 shall serve a term of office which shall expire on 31 July 2014.

(c)	Any Director who is newly appointed shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of such appointment.

(d)	Upon the expiry of each Director’s term of office, he or she shall automatically retire and cease to be a Director, but shall be eligible for re-election by the Board. Any Director who is so re-elected shall serve an additional term which shall expire on 31 July of the year which is 2 years after such re-election. There shall be no limit on the number of times which a Director may be re-elected or the number of additional terms which any such Director may serve.

(e)	Any resolution of the Board to re-elect a Director upon his retirement by rotation pursuant to this Article 77A shall be passed:

(i)	by a majority of the Directors present at a meeting of the Board held at any time during the period of 2 months prior the relevant retirement date (provided always that the retiring Director in question shall not be entitled to vote upon such resolution and shall be excluded for the purposes of determining whether such resolution has been passed by the requisite majority); or

(ii)	by way of a written resolution passed at any time during the period of 2 months prior the relevant retirement date, signed by all of the Directors other than the retiring Director in question (provided that, for the avoidance of doubt, the signature of such retiring Director on such written resolution shall not be necessary for such written resolution to be valid and effective, but shall not invalidate such written resolution).

(f)	For the avoidance of doubt, every Director shall be subject to retirement in accordance with this Article at least once every two years.”

2.	As an ordinary resolution, subject to Resolution 1 above being passed, THAT each of the following Directors shall retire from office and cease to be a Director at the Annual General Meeting held in 2013, pursuant to Article 77A(a):

(a)	XIANG Songzuo

(b)	DING Junjie

(c)	XU Qing

(d)	XIA Donglin

3.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT XIANG Songzuo be re-elected to serve an additional term of office which shall expire on 31 July 2015.

4.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT DING Junjie be re-elected to serve an additional term of office which shall expire on 31 July 2015.

5.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT XU Qing be re-elected to serve an additional term of office which shall expire on 31 July 2015.

6.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT each of the following Directors shall serve a term of office which shall expire on 31 July 2014 pursuant to Article 77A(b), and upon the expiry of each such Director’s term of office, such Director shall be eligible for re-election by the Board in accordance with Article 77A(d):

(a)	GUO Herman Man

(b)	FENG James Zhonghua

(c)	SHAN Shichong

(d)	YANG Conor Chia-Hung

The Board of Directors of the Company has fixed the close of business on 21 June 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank N.A., the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 24 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.airmedia.net.cn, or by contacting Raymond Huang, Investor Relations Director, 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China, telephone: + 86 (10) 8460-8678, Fax: + 86 (10) 8460-8658, email: ir@airmedia.net.cn.

By Order of the Board of Directors,

Herman Man Guo
Chairman and Chief Executive Officer

Beijing, June 24, 2013

Executive Office:	Registered Office:
17/F, Sky Plaza	c/o Maples Corporate Services Limited
No. 46 Dongzhimenwai Street	PO Box 309, Ugland House
Dongcheng District, Beijing 100027	Grand Cayman, KY1-1104
The People’s Republic of China	Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3.	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Ou Lv, or send copies of the foregoing by facsimile to +86(10) 8460-8098, or send copies of the foregoing by email to lvou@airmedia.net.cn, in each case marked for the attention of Ou Lv, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5.	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6.	The quorum for the AGM is one or more shareholders present in person or by proxy representing at least one-third of all voting share capital of the Company.